AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovering economic mineral deposits, using a hybrid prospect generator model (getting other partners to fund our properties to minimize dilution as well as funding our own exploration programs on our top projects), in politically stable and prospective regions of Europe, including Portugal, Kosovo and Finland.

Over the course of 13 years, Avrupa has brought in partners on its exploration projects that have invested approximately $26 million in exploration in addition to funds spent by Avrupa. That exploration has led to two discoveries – one gold deposit in Kosovo and one area of VMS mineralization in the prolific Iberian Pyrite Belt famous for large copper-zinc deposits in southern Portugal.

While Avrupa has been focused on advancing its exploration projects with funds from partners who can earn an interest in its projects by spending exploration funds thereby reducing dilution for shareholders, the Company completed its own exploration program at the Alvalade property. This resulted in the Company entering into an Earn-in Joint Venture Agreement for the Alvalade project with Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary Emisurmin Unipessoal Lda. (“EUL”) in November 2019.

On December 14, 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv”) to acquire 100% ownership of Akkerman Finland OY (“AFOy”). AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland and one gold project in the Oijarvi greenstone belt Finland. On February 25, 2022, the Letter Agreement was superseded by the Share Purchase Agreement.

Avrupa continues to upgrade its precious and base metal targets to JV-ready status in a variety of districts, with the idea of attracting potential partners to project-specific and/or regional exploration programs, and to look for new projects in certain mineral belts in Europe, or nearby.

This MD&A is dated May 30, 2022 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2022 and the Company’s audited consolidated financial statements for the year ended December 31, 2021 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Alvalade Project (Portugal):

On January 25, 2022, the Company reported that drilling continues to expand and upgrade polymetallic, massive sulfide mineralization at the Sesmarias Copper-Zinc Prospect within the Alvalade Project. The Company completed 16 diamond drill holes on six different fences at Sesmarias, totaling 8,150 meters, and is now drilling a 17th hole testing potential massive sulfide mineralization in the gap between Section 120S and Section 350S.

Highlights include:

•SES21-044:

•Results of semi massive to massive mineralization include:

o60.4 meters, from 417.20 meters @ 0.40% Copper, 0.68 g/t Gold, 37.08 g/t Silver, 0.96% Lead, and 2.33% Zn

•Within a wider zone, total 113.8 meters from 417.20 meters, of stockwork to massive sulfide mineralization including:

o103.0 meters @ 0.51 g/t Gold

o96.0 meters @ 29.20 g/t Silver

o113.8 meters @ 0.35% Copper

o96.0 meters @ 0.86% Lead

o96.0 meters @ 1.98% Zinc

•Intercepts heavily folded mineral horizon located on two limbs at/around the apex of a district-scale fold;

•True thickness of original massive sulfide body estimated to be 30-40 meters.

•Presently drilling at SES21-046, located approximately 100 meters NW along strike, from SES21-044 to fill drilling gap between Section 120S and 350S.

•Completed 16 holes at Sesmarias North, totaling 8,150 meters.

SES North Results and Sections

In the MATSA JV, the Company completed 16 drill holes (including three holes lost due to difficult downhole drilling conditions) in the SES North sector, and one scout hole in the SES Central sector (SES21-041), totaling 8,150 meters. The Company drilled one scout hole, totaling 614 meters, in the Caveira District (CAV21-001), located 16 kilometers north of Sesmarias.

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SES21-034
SES20-031
SES21-039
SES025
SES21-046
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES030
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Figure 1. Drill locations at Sesmarias North, along with plan view of massive sulfide lenses projected to the surface. SES21-044 is located along Section 350 S, and SES21- 046 is located in Section 250 S.

Following is a summary of the results from SES21-044:

SUMMARY OF RESULTS FOR SES21-044, SESMARIAS MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PORTUGAL

ZONES	Description		From	To	Total	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	Semi-massive to massive		417.00	477.60	60.40	0.68	37.08	0.40	0.96	2.33
	Light stkwork pyrite in black shales		477.60	483.00	5.40	---	---	---	---	---
	Stockwork pyrite to semi-massive		483.00	520.20	37.20	0.29				
	Stockwork pyrite to semi-massive		483.00	513.20	30.20		17.99		0.80	1.60
	Stockwork pyrite to semi-massive		483.00	531.00	48.00			0.32		
TOTAL	Gold		417.20	520.20	103.00	0.51				
	Silver		417.20	513.20	96.00		29.20			
	Copper		417.20	531.00	113.80			0.35		
	Lead		417.20	513.20	96.00				0.86	
	Zinc		417.20	513.20	96.00					1.98
BEST	Gold		417.20	426.50	9.30	0.98				
		incl.	417.20	423.50	6.30	1.06				
		and	460.00	464.00	4.00	0.99				
	Silver		417.20	426.50	9.30		56.48			
		incl.	417.20	423.50	6.30		63.29			
	Copper		417.20	426.50	9.30			0.57		
		incl.	417.20	422.50	5.30			0.66		
		and	509.20	521.80	12.60			0.6		
		incl.	511.20	517.20	6.00			0.75		
	Lead		417.20	428.50	11.30				1.31	
			443.00	451.00	8.00				1.16	
			460.00	477.60	17.60				1.12	
		incl.	472.00	477.60	5.60				1.63	
	Zinc		423.50	432.60	9.10					3.05
			442.00	459.00	17.00					3.07
			472.00	474.00	2.00					4.52
			503.20	513.20	10.00					2.76
		incl.	504.20	506.20	2.00					6.83

Table 1. Summary of results for SES21-044.

The geological section shows that mineralization can be divided into massive sulfides on the east limb of the main syncline and stockwork to semi-massive sulfides on the west limb of the main syncline. From detailed review of all core at Sesmarias North, it is apparent that the east limb mineralization in SES21-044 is the continuation of mineralization previously intersected in SES21-039, while the west limb mineralization is the continuation of mineralization seen in SES21-040. The Company expects that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization. The Company also expects that massive sulfide mineralization is open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens). Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

Section 350 S demonstrates the position of massive sulfide mineralization in a district-scale fold system at Sesmarias North. The massive sulfide body is heavily folded, itself, making it difficult to accurately estimate original true thickness of the beds, though best thinking puts it at 30-40 meters.

60.4 m @ 0.68 g/t Au; 37.08 g/t Ag;
0.40% Cu; 0.96% Pb; 2.33% Zn
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37.2 m @ 0.29 g/t Au
48.0 m @ 0.32% Cu
30.2 m @ 17.99 g/t Ag; 0.80% Pb; 1.60% Zn

Figures 2a and 2b. 350S cross section, including SES21-044, and enlargement of the massive sulfide zone

Combining the results and the cross section, noted that the longest, most continuous intercept lies in the upper part of the massive sulfide mineralization. However, good grades may also be found in the geologically underlying stockwork zone, found at both the top and bottom of the full intercept. Strong folding of the mineral zone allows for intersection of the bottom of the sulfide deposit in both the upper and lower portions of the drill intercept. So far, as shown in this section, drilling cuts off the top of the mineralization (SES21-042), intersects the west limb of the main fold (SES21-040), and in SES21-044 intersects both the east and west limbs of the main fold, as well as the perceived top and bottom of the folded mineralization. Further drilling below SES21-044 is necessary to extend massive sulfide mineralization at depth in and around the apex of the syncline.

On April 4, 2022, the Company reported that recent drilling showed further, more definitive continuity of massive sulfide mineralization in the North sector at the Sesmarias Copper-Zinc prospect within the Alvalade Project (Alentejo, Portugal). To date, at Sesmarias North, the Company has completed 17 diamond drill holes, totaling 8,900 meters, on six different fences along a strike length of 400 meters.

Highlights of the SES21-046 results include:

•Within the main mineralized zone, higher grade intervals between 380.00 meters and 390.00 meters stand out:

o6.95 meters @ 0.91 g/t Gold, including 2.95 meters @ 1.16 g/t Gold

o6.95 meters @ 50.2 g/t Silver, including 2.95 meters @ 72.4 g/t Silver

o8.70 meters @ 0.61% Copper, including 3.70 meters @ 0.83% Copper

o6.95 meters @ 1.48% Lead, including 3.95 meters @ 1.87% Lead

o3.00 meters @ 3.50% Zinc, and a further 7.00 meters @2.95% Zinc

•The intercept crosses the east limb of the Sesmarias syncline, along with a number of smaller secondary folds on the east side, but misses the hinge zone and most of the west limb of the syncline (see SES21-044 results).

•Results from SES21-046 demonstrate continuity of mineralization in the gap between Sections 120 S and 350 S.

•Drilling at Sesmarias North demonstrates robust copper-zinc massive sulfide mineralization over 400 meters of strike length, open to the north and south, and is open at depth.

Technical Details and Results

To date, in the MATSA JV, the Company completed 16 drill holes (including three holes lost due to difficult downhole drilling conditions) in the SES North sector, and one scout hole in the SES Central sector (SES21-041), totaling 8,900 meters. The Company drilled one scout hole of 614 meters in the Caveira District (CAV21-001), located 16 kilometers north of Sesmarias.

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SES21-043/43A
SES21-040
SES21-042
SES009
SES015
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DDH
DDH COLLAR
DDH Traces
HISTORIC
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Figure 3. Drill locations at Sesmarias North, along with plan view of massive sulfide lenses projected to the surface. SES21-046 is located in Section 250 S. Further drilling on Sections 250 S and 350 S, collared northeast of 044 and 046, is necessary to extend depth of mineralization in the Sesmarias syncline. Drilling southeast of Section 350 S is necessary to extend North sector mineralization into the Central sector.

Following is a summary of the results from SES21-046:

SUMMARY OF RESULTS FOR SES21-046, SESMARIAS NORTH MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PROTUGAL										
	From	To	Meters	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Sn (ppm)	Notes
	378.50	403.70	25.2	0.45	35.4	0.45	1.04	1.98	837	Full Massive Sulfide zone, east limb of Sesmarias Syncline
Polymetallic										
	378.50	**401.40**	**22.9**	**0.72**	**37.7**	**0.48**	**1.10**	**2.17**	**822**	**Best grade zone**
Gold										
incl	382.05	389.00	6.95	0.91						
incl	382.05	385.00	2.95	1.16						
Silver										
incl	382.05	389.00	6.95		50.2					
incl	382.05	385.00	2.95		72.4					
Copper										
incl	380.30	389.00	8.70			0.61				
incl	380.30	384.00	3.70			0.83				
Lead										
incl	382.05	389.00	6.95				1.48			
incl	382.05	386.00	3.95				1.87			
Zinc										
incl	383.00	386.00	3.00					3.50		
and	393.00	400.00	7.00					2.95		
Polymetallic										
	433.00	440.85	7.85	0.34	18.14	0.35	0.23			2nd massive sulfide zone, small fold on east limb of syncline
Silver										
	443.00	449.40	6.40							3rd massive sulfide zone, small fold on east limb of syncline
incl	444.00	448.4	4.40		48.82					
Copper										
incl	559.00	561.7	1.70			1.12%				Top of west limb mineralization

Table 2. Summary of results for SES21-046.

The 250 S geological section shows that SES21-046 crosses the east limb of the Sesmarias syncline with good results in massive sulfide mineralization, then crosses back through a secondary fold into sulfides, but apparently at the very top of the massive body with lower-level results. The drill hole continues through the trough of the syncline until it cuts the closed-off top of the west limb with a higher-grade copper value over a short width. These results and interpretations point to further potential below this hole, as seen in SES21-044 (see news release of January 25, 2022). Further drilling is planned for both sections to test for significant depth potential for copper-zinc mineralization.

As noted in the previous news release, the Company continues to expect that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization. The Company also expects that massive sulfide mineralization is open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens). Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

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22.9 m @ 0.48% Cu,
0.72 g/t Au, 37.7 g/t Ag,
1.10% Pb, 2.17% Zn
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7.85 m @ 0.35% Cu,
0.34 g/t Au, 18.14 g/t Ag
4.40 m @ 48.82 g/t Ag
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1.70 m @ 1.12% Cu
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Figures 4a and 4b. 250 S cross section, including SES21-046, and enlargement of the massive sulfide zone.

Sandfire MATSA advised Avrupa that drilling at Alvalade will resume in June. In the meantime, the Company continues to upgrade the numerous un-drilled targets in the Alvalade Project area.

Finland

AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti- Pyhäsalmi VMS district in central Finland and one gold project in the Oijarvi greenstone belt Finland. Deposits in this belt are similar, though much older than those found in the Iberian Pyrite Belt where the Company is currently drilling in southern Portugal. The three projects will be upgraded from a “reservation” to “exploration permits” as the first step of the exploration program. Once license areas are defined and the application process is underway, the Company will oversee detailed systematic data compilation and review, historic drill core review, basic surface geochemical exploration, and new drill targeting in preparation for drilling when the license applications are approved. Early in 2022, the Company made its first exploration permit application for an area within the Kolima Reservation. The process is underway, and the Company estimates that it may take upwards of 12 months to gain approval from the Finnish government, through a normal and well-defined set of regulations.

The acquisition includes a fourth reservation held by AFOy covering under-explored gold targets in a greenstone belt-hosted, major shear zone located along strike from the Oijärvi gold project recently purchased by Gold Line Resources Ltd. from Agnico Eagle Mines Limited.

Acquisition Terms

The Company can earn an initial 49% of AFOy in Stage One by issuing 1,470,000 common shares (issued), paying €150,000 (paid) and depositing €200,000 (paid) into an account dedicated for first year exploration expenditures.

As a Stage Two earn-in, the Company can acquire the remaining 51% of AFOy by issuing a further 1,530,000 common shares and depositing an additional €200,000 into the dedicated account for further exploration expenditures. the Company will also pay out the remaining advances of approximately €15,000 to AFOy’s parent company at this stage.

A Technical Committee comprised of one representative from each party will oversee the work programs of each project. AFOy’s majority shareholder will have the deciding vote during the initial earn-in period.

The Company paid €10,000 upon signing of the Letter Agreement.

Figure 5. General location of AFOy project areas in Central Finland.

Kolima Project (Finland)

On January 24, 2022, the Company submitted an application for an Exploration Permit. The process is underway, and the Company estimates that it may take upwards of 12 months to gain approval from the Finnish government, through a normal and well-defined set of regulations.

Figure 6. Outline (in blue) of Kolima Exploration Permit application area.

On April 12, 2022, the Company reported on first operations at its recently-acquired Kolima Project in the Pyhäsalmi VMS Belt in central Finland.

KOLIMA - KARNA SkyTEM SURVEY
Conductivity 20 - 100 m depth (summary)
TARGET 2
TARGET 1
Matoselkä
111.2
Haapasaari
Rakaja
Mustapuro
Kumpumäki
Lavasuo
Ilmojärvi
104.1

KOLIMA - KARNA SkyTEM SURVEY
Conductivity 125 - 250 m depth (summary)
TARGET 3
TARGET 1
Matoselkä
Haapasaari
Rakaja
Mustapuro
Kumpumäki
Lavasuo
Ilmojärvi

Figures 7a and 7b. Maps showing significant close-to-the-surface conductors south of Kärna (Target 1) and in Lake Kolima (Target 2) and a deeper target right at the Kärna drilling area (Target 3).

Based on known mineralization in historic drill holes, the Company selected a suite of drill holes to detail re-log and sample. Most important goals include: 1) attempt to determine a mineral/geochemical vector towards proximal-style massive sulfide mineralization; 2) establish a more detailed recognition of strength and breadth of the known distal-style massive sulfide mineralization; and 3) determine potential to extend the Kärna mineralization to the southeast, 3.5 kilometers along strike towards the Target 1 geophysical conductor.

The initial work program is contracted to the GTK in Rovaniemi, north-central Finland, and is presently underway, under direction of personnel familiar with the Kärna mineralization and previous exploration history in the district. The Company expects to collect 200 to 300 core samples over 800 meters of selected core from four different drill holes drilled from northwest to southeast along a 2000-meter strike length. The work will be completed by mid-April and multi- element sample results are expected in the second half of May. Details of further work will be planned and implemented as geological and geochemical results warrant, with the goal of selecting initial drill target locations in the Kärna mineral trend. Further work, possibly ionic leach soil sampling and/or ground geophysical methods over the Target 1 area, will also be considered for the upcoming field season.

Kangasjärvi Project (Finland)

On March 9, 2022, the Company announced that it will work to advance the Kangasjärvi reservation to an exploration license application. The application area will cover the past- producing Kangasjärvi zinc mine and apparent extension targets, as well as other potential prospects identified during a recently completed, helicopter-supported SkyTEM geophysical survey.

On April 12, 2022, the Company announced that it plans to start field work on the Kangasjärvi Reservation area in order to expedite the exploration license application process. AFOy recently acquired historic drill hole data for areas around the historic Kangasjärvi Mine, and completed 92 line-kilometers of SkyTEM geophysical survey during 2021. Further information on progress in the Kangasjärvi program will be forthcoming.

Slivovo Project (Kosovo)

On May 26, 2022, the Company announced that it received a new 7-year exploration permit covering the Slivova gold prospect and potential extensions.

QUARTERLY FINANCIAL CONDITION

Capital Resources

On February 28, 2022, the Company completed a non-brokered private placement by issuing 16,666,667 units (“Units”) at a price of $0.075 per Unit for gross proceeds of $1,250,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants in connection with the financing.

On February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

On March 3, 2022, the Company issued 1,470,000 shares to earn an initial 49% interest in AFOy.

On March 14, 2022, the Company granted a total of 1,575,000 stock options at an exercised price of $0.08 per share for a period of five years to its directors, officers, consultants and contractors.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants and options, along with the planned developments within the Company as well as with its JV partner might not be sufficient to carry out its activities throughout 2022. The Company might have to raise additional financing under difficult financial conditions. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at March 31, 2022, the Company had a working capital of $262,624 (December 31, 2021 – a working capital deficiency $642,407). With respect to working capital, $488,770 was held in cash (December 31, 2021 - $139,164). The increase in cash was mainly due to (a) net proceeds from share issuance of $1,202,862; while being offset by (b) the general administrative expenses and exploration work expenses totaling $354,120; (c) investment in AFOy of

$211,800; (d) advance to AFOy of $285,518; and (e) purchase of equipment of $1,818.

Operations

Excluding the non-cash depreciation of $291 (2021 - $2,022) and share-based payment of $98,123 (2021 - $Nil), the Company’s first quarter general and administrative expenses amounted to $151,686 (2021 - $127,501), an increase of $24,185 mainly due to professional fees of $80,155 (2021 - $21,397) related to acquisition of the ownership of AFOy.

During the three months ended March 31, 2022, the Company incurred exploration costs of $7,442 (2021 - $6,126) on Alvalade in Portugal.

During the three months ended March 31, 2022, the Company reported a loss of $173,987 (2021 – $91,968), an increase of $82,019.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company entered into a long-term loan to purchase a used vehicle. The long-term loan is repayable in monthly payments totaling $619 (€447), including interest calculated at 5.635%, and maturing on April 5, 2022.

Property deposits:

As of March 31, 2022, the Company had a total of $1,385 (€1,000) (December 31, 2021: $1,439 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled. The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another two to three years.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR May 2, 2022 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value. The following is a summary of the Company’s outstanding share data as at March 31, 2022:

Issued and Outstanding
	May 30, 2022	March 31, 2022
Common shares outstanding	54,674,754	54,674,754
Stock options	2,080,750	2,408,250
Warrants	20,886,308	20,886,308
Fully diluted common shares outstanding	78,054,312	78,381,812

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.